SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated November 9, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 9, 2015

JAGUAR LAND ROVER
Jaguar Land Rover Automotive PLC
Interim Report
For the three and six month period ended
30 September 2015
Company registered number: 06477691

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, commodity gains/(losses) on unrealised derivatives, exceptional items and share of gains/(losses) from joint ventures.

EBITDA margin	measured as EBITDA as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net cash	measured as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

Free cash flow	measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

Product and other investment	measured as cash outflows relating to tangible assets, intangible assets, expensed R&D and investment in joint ventures.

FY16	Year ending 31 March 2016.

FY15	Year ended 31 March 2015.

Q2	3 months ended 30 September.

China JV	Chery Jaguar Land Rover Joint Venture.

Management’s discussion and analysis of financial condition and results of operations

Retail sales in Q2 FY16 were broadly in line with the prior year’s record second quarter. Strong demand in the UK (up 9% year-on-year), mainland Europe (up 34%) and North America (up 23%) – particularly for the new Land Rover Discovery Sport and Jaguar XE – helped offset weaker sales in China and emerging markets. However profitability was down primarily as a result of weaker China sales and mix and foreign exchange revaluation as well as an exceptional charge for the inventory impacted by the Tianjin Port explosion.

Key metrics for Q2 FY16, compared to Q2 FY15, are as follows:

•	Retail volumes (including China JV) were 110,200 units, down 0.5%.

•	Wholesale volumes (excluding China JV) were 111,160 units, up 6.9%.

•	Revenues of £4,831 million, up £23 million.

•	EBITDA of £589 million, down £344 million. EBITDA margin of 12.2%, down 7.2 ppt.

•	PBT of £88 million before exceptional item, down £521 million.

•	Exceptional charge of £245 million for the inventory impacted by the Tianjin Port explosion.

•	After the exceptional item of £245 million, loss after tax was £92 million.

•	Negative free cash flow: £225 million before financing costs and after Investment spending of £775 million.

•	Cash and financial deposits: £2,960 million and an undrawn long-term 5 year credit facility of £1,870 million.

Market environment

Macroeconomic conditions remained mixed during the quarter. The economies of the UK and US continue to exhibit solid growth with low inflation whilst the European economy is picking up. The economic environment in China continues to be softer as GDP slipped below the government’s growth target and market conditions in developing economies, notably Russia and Brazil, remain weak.

The US Dollar strengthened against the Pound, despite the US Federal Reserve holding off on increasing interest rates, and the Chinese RMB strengthened against the Pound, to a lesser extent, following policy action which saw the RMB depreciate against the US Dollar. The Euro also strengthened against the Pound over the quarter reflecting the gradual economic recovery in the Eurozone and emerging market currencies, such as the Russian Rouble and Brazilian Real weakened. Commodity prices also softened during Q2 FY16 primarily reflecting weaker industrial demand from China.

Total automotive industry car volumes (units)

	Q2 FY16	Q2 FY15	Change (%)
China	4,438,300	4,522,100	(1.9)%
Europe (excluding UK)	1,742,376	1,587,015	9.8%
UK	719,997	670,931	7.3%
US	4,509,500	4,245,300	6.2%
All other markets	3,422,914	3,705,572	(7.6)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover retail volume performance

Total retail volumes were 110,200 units for the quarter, a decrease of 0.5% compared to Q2 FY15. Higher retail sales in the UK, North America and Europe were offset by lower sales in China and Other Overseas markets (which includes Russia and Brazil). The lower sales in China reflect continued softening demand and the timing of new model launches, such as the Jaguar XE which only went on sale in September 2015, and the new XJ and XF models available in early 2016, as well as the transition to localised production first with the Evoque, followed by the Discovery Sport from November 2015.

By brand, Land Rover retailed 87,554 units in Q2 FY16, down 3.9% compared to the same quarter last year, whilst Jaguar retailed 22,646 units, up 15.3%. Retail sales of the Discovery Sport continue to grow with Q2 FY16 volumes up 26.6% compared to sales of the Freelander (which it replaced) in the same period last year. Discovery, Range Rover Sport and Range Rover retail sales remained robust, albeit down slightly when compared to strong sales in the same quarter of last year. Evoque retail sales were down in the quarter, reflecting the transition to localised production in China and the start of production of the refreshed 16 Model Year Evoque (starting from August 2015).

Jaguar retail volumes grew significantly, up 15.3%, due to strong XE sales, offset partially by lower sales of the XF and XJ, ahead of the all new Jaguar XF (from August 2015) and a refreshed 16 Model Year Jaguar XJ (coming soon).

Wholesale volumes totalled 111,160 units (excluding China JV) in Q2 FY16, up 6.9% compared to Q2 FY15. This comprised 89,473 units for Land Rover (down 3.8%) and 21,687 units for Jaguar (up 22.0% reflecting the ramp up of the Jaguar XE).

Jaguar Land Rover retail volume performance in key regions and by model for Q2 FY16 compared to Q2 FY15 is detailed in the following tables (figures in units, and include China JV volumes).

	Q2 FY16	Q2 FY15	Change (%)
China	20,149	29,786	(32.4)%
Europe (excluding UK)	23,113	17,227	34.2%
UK	24,180	22,151	9.2%
North America	21,743	17,616	23.4%
All Other Markets	21,015	24,001	(12.4)%

Total JLR	110,200	110,781	(0.5)%

XE	9,310	—	n/a
XF	7,598	11,217	(32.3)%
XJ	2,715	4,365	(37.8)%
XK	77	871	(91.2)%
F-TYPE	2,946	3,194	(7.8)%

Jaguar	22,646	19,647	15.3%

Defender	5,619	4,038	39.2%
Freelander	41	14,235	(99.7)%
Discovery Sport	18,021	—	n/a
Discovery	10,344	10,717	(3.5)%
Range Rover Evoque	21,744	29,224	(25.6)%
Range Rover Sport	19,234	19,447	(1.1)%
Range Rover	12,551	13,473	(6.8)%

Land Rover	87,554	91,134	(3.9)%

Total JLR	110,200	110,781	(0.5)%

Revenue and profits

The Company generated revenue of £4,831 million in the three months to 30 September 2015, up £23 million, compared to revenue of £4,808 million earned in the same three month period last year. Revenue for the 6 months to 30 September 2015 was £9,833 million, down £328 million compared to the same period a year ago.

EBITDA decreased by £344 million to £589 million in Q2 FY16 compared to £933 million in Q2 FY15 due to lower China sales and mix, unfavourable revaluation of current assets and liabilities (primarily EUR payables) compared to a gain a year ago, and launch and other costs. EBITDA for the 6 months to 30 September 2015 was £1,410 million, down £610 million compared to the same 6 month period last year.

PBT for Q2 FY16 before exceptional items was £88 million, down £521 million from £609 million in Q2 FY15. The decrease in PBT was primarily driven by the lower EBITDA as well as higher depreciation and amortisation (£121 million higher), unfavourable revaluation of foreign currency debt and unrealised hedges as well as higher net finance expense. An exceptional charge of £245 million has been recognised for about 5,800 vehicles involved in the August Tianjin Port explosion. After this exceptional charge, losses before tax were £157 million. An insurance adjusting process is underway and insurance and any other recoveries will only be realised future periods.

PBT before exceptional items for the 6 months to 30 September 2015 was £726 million, down £807 million compared to the 6 months to 30 September 2014. PBT after the exceptional charge for the first half of the year was £481 million, down £1,052 million compared to the first half of the prior year.

Losses after tax for Q2 FY16 were £92 million, down £542 million compared to Q2 FY15. PAT for the 6 months to 30 September 2015 was £400 million, down £743 million compared to the same 6 month period a year ago.

EBITDA reconciliation

Three months ended 30 September (£ millions)	2015	2014
EBITDA margin	12.2%	19.4%
EBITDA	589	933
Adjustments:
Depreciation and amortisation	(365)	(244)
Foreign exchange losses – financing	(59)	(53)
Foreign exchange losses – unrealised derivatives	(20)	(24)
Commodity losses - unrealised derivatives	(35)	(8)
Finance income	8	12
Finance expense (net)	(29)	(1)
Share of loss from joint ventures	(1)	(4)
Other	—	(2)

Profit before tax (excluding exceptional charge)	88	609

Exceptional charge	(245)	—

(Loss)/profit before tax	(157)	609

Income tax credit/(expense)	65	(159)

(Loss)/profit after tax	(92)	450

Cash flow, liquidity and capital resources

Free cash flow before financing for Q2 FY16 was negative £225 million, primarily reflecting capitalised investment spending of £700 million exceeding EBITDA of £589m and higher working capital. Total investment spending was £775 million including £75 million expensed in EBITDA.

After the negative free cash flow of £225 million and finance expense of £50 million, cash and financial deposits stood at £2,960 million as at 30 September 2015 (split £2,104 million of cash and cash equivalents and £856 million of bank deposits with maturities greater than 3 months). This includes an amount of £531 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends.

As at 30 September 2015, the Company also has undrawn committed credit facilities totalling £1,870 million all maturing in July 2020. Jaguar Land Rover also had £95 million of undrawn shorter-term committed credit facilities.

Material events

On 12 August 2015 a series of explosions caused widespread damage at the Port of Tianjin in China. Tianjin Port is one of three major locations in China through which Jaguar Land Rover imports vehicles and at the time of the explosion, approximately 5,800 vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion and as a result an exceptional charge of £245 million has been recognised in the financial statements of the Company for Q2 FY16. The process for finalising an insurance claim may take some months to conclude, so insurance and other potential recoveries will only be recognised in future periods when paid or confirmed and have not been recognised in this period.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 September 2015.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed
£500m 8.250% Senior Notes due 2020*	58	58	—	Mar-2016
£400m 5.000% Senior Notes due 2022**	400	400	—	n/a
£400m 3.875% Senior Notes due 2023**	400	400		n/a
$410m 8.125% Senior Notes due 2021*	55	55	—	May-2016
$500m 5.625% Senior Notes due 2023*	330	330	—	Feb-2018
$700m 4.125% Senior Notes due 2018**	462	462	—	n/a
$500m 4.250% Senior Notes due 2019**	330	330	—	n/a
$500m 3.500% Senior Notes due 2020**	330	330	—	n/a
Revolving 5 year credit facility	1,870	—	1,870	n/a
Receivable factoring facilities***	231	136	95	n/a

Subtotal	4,466	2,501	1,965

Prepaid costs	—	(22)	—

Total	4,466	2,479	1,965

*	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	The $350 million committed facility is drawn by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited.

A bilateral $200 million uncommitted receivables factoring facility is also available which remained undrawn as at 30 September 2015.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated financial statements.

Business risks and mitigating factors

As discussed on pages 76-81, and elsewhere, of the Annual Report 2014-15 of the Company, Jaguar Land Rover is exposed to various business risks including but not limited to the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q2 FY16, Jaguar Land Rover employed 36,960 people worldwide including agency personnel. This compared to 31,826 at the end of Q2 FY15.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

Condensed Consolidated Income Statement

For the three and six months ended 30 September 2015 (unaudited)

		Three months ended		Six months ended
		30 September	30 September	30 September	30 September
		2015	2014	2015	2014
(£ millions)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		4,831	4,808	9,833	10,161
Material cost of sales excluding exceptional item		(2,916)	(2,904)	(5,822)	(6,203)
Exceptional item	2	(245)	—	(245)	—
Material and other cost of sales		(3,161)	(2,904)	(6,067)	(6,203)
Employee cost		(539)	(463)	(1,091)	(892)
Other expenses		(1,052)	(939)	(2,088)	(1,866)
Net impact of commodity derivatives		(46)	(7)	(73)	8
Development costs capitalised	3	306	274	621	547
Other income		33	32	129	56
Depreciation and amortisation		(365)	(244)	(683)	(478)
Foreign exchange (loss)/gain		(142)	45	(64)	192
Finance income	4	8	12	18	23
Finance expense (net)	4	(29)	(1)	(47)	(5)
Share of loss from equity accounted investees		(1)	(4)	(7)	(10)

(Loss)/profit before tax		(157)	609	481	1,533
Income tax credit/ (expense) excluding tax on exceptional item		4	(159)	(142)	(390)
Tax on exceptional item	9	61	—	61	—
Income tax credit/(expense)	9	65	(159)	(81)	(390)

(Loss)/profit for the period		(92)	450	400	1,143

Condensed Consolidated Statement of Comprehensive Income

For the three and six months ended 30 September 2015 (unaudited)

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss)/profit for the period	(92)	450	400	1,143
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	261	(80)	435	(194)
Income tax related to items that will not be reclassified	(52)	16	(87)	39

	209	(64)	348	(155)

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(136)	(475)	669	(412)
Cash flow hedges reclassified to foreign exchange gain in profit or loss	15	(69)	118	(158)
Currency translation differences	2	11	(14)	—
Income tax related to items that may be reclassified	25	109	(157)	114

	(94)	(424)	616	(456)

Other comprehensive income / (expense) net of tax	115	(488)	964	(611)

Total comprehensive income / (expense) attributable to shareholders	23	(38)	1,364	532

Condensed Consolidated Balance Sheet

		30 September 2015	31 March 2015
As at (£ millions)	Note	(unaudited)	(audited)
Non-current assets
Equity accounted investees		259	280
Other financial assets		127	49
Property, plant and equipment		4,878	4,474
Intangible assets		5,239	4,952
Other assets		71	26
Deferred tax assets		407	372

Total non-current assets		10,981	10,153

Current assets
Cash and cash equivalents		2,104	3,208
Short term deposits		856	1,055
Trade receivables		974	1,112
Other financial assets	6	245	214
Inventories	7	2,799	2,416
Other current assets	8	393	396
Current tax assets		60	9

Total current assets		7,431	8,410

Total assets		18,412	18,563

Current liabilities
Accounts payable		4,785	5,450
Short term borrowings	14	136	156
Other financial liabilities	11	696	923
Provisions	12	471	485
Other current liabilities	13	351	374
Current tax liabilities		36	69

Total current liabilities		6,475	7,457

Non-current liabilities
Long term debt	14	2,345	2,381
Other financial liabilities	11	470	842
Provisions	12	615	639
Retirement benefit obligation	17	572	887
Other non-current liabilities		139	118
Deferred tax liabilities		542	199

Total non-current liabilities		4,683	5,066

Total liabilities		11,158	12,523

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	15	5,586	4,372

Equity attributable to shareholders		7,254	6,040

Total liabilities and equity		18,412	18,563

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	400	400
Other comprehensive income for the period	—	—	964	964

Total comprehensive income	—	—	1,364	1,364

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2015 (unaudited)	1,501	167	5,586	7,254

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	1,143	1,143
Other comprehensive expense for the period	—	—	(611)	(611)

Total comprehensive income	—	—	532	532

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2014 (unaudited)	1,501	167	4,578	6,246

Condensed Consolidated Cash Flow Statement

For the three and six months ended 30 September 2015 (unaudited)

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
(Loss)/profit for the period	(92)	450	400	1,143
Adjustments for:
Depreciation and amortisation	365	244	683	478
Loss on sale of assets	—	—	3	1
Foreign exchange gain on loans	59	53	(40)	26
Income tax (credit)/expense	(65)	159	81	390
Finance expense (net)	29	1	47	5
Finance income	(8)	(12)	(18)	(23)
Foreign exchange loss/(gain) on derivatives	20	24	(51)	—
Foreign exchange loss/(gain) on short term deposits	(5)	(11)	13	(20)
Share of loss from equity accounted investees	1	4	7	10
Exceptional item	245	—	245	—
Other non-cash adjustments	(1)	—	—	—

Cash flows from operating activities before changes in assets and liabilities	548	912	1,370	2,010

Trade receivables	(68)	61	138	84
Other financial assets	9	—	7	(12)
Other current assets	14	153	(2)	119
Inventories	(50)	(148)	(628)	(102)
Other non-current assets	(12)	(9)	(14)	(9)
Accounts payable	(61)	160	(613)	(254)
Other current liabilities	18	98	(18)	31
Other financial liabilities	59	7	118	(4)
Other non-current liabilities and retirement benefit obligations	78	34	141	80
Provisions	(21)	(8)	(49)	38

Cash generated from operations	514	1,260	450	1,981

Income tax paid	(48)	(71)	(105)	(172)

Net cash generated from operating activities	466	1,189	345	1,809

Cash flows used in investing activities
Investment in joint ventures	—	—	—	(72)
Movements in other restricted deposits	—	(1)	4	1
Investment in short term deposits	(680)	(789)	(1,488)	(1,505)
Redemption of short term deposits	1,065	741	1,674	1,232
Movements in short term deposits	385	(48)	186	(273)
Purchases of property, plant and equipment	(378)	(367)	(727)	(655)
Proceeds from sale of property, plant and equipment	—	1	—	1
Cash paid for intangible assets	(322)	(335)	(685)	(604)
Finance income received	9	10	20	22

Net cash used in investing activities	(306)	(740)	(1,202)	(1,580)

Cash flows from financing activities
Finance expenses and fees paid	(50)	(41)	(75)	(67)
Proceeds from issuance of short term borrowings	—	—	6	—
Repayment of short term borrowings	(25)	(11)	(25)	(6)
Payments of lease obligations	(2)	(2)	(3)	(3)
Dividends paid	—	—	(150)	(150)

Net cash used in financing activities	(77)	(54)	(247)	(226)

Net change in cash and cash equivalents	83	395	(1,104)	3
Cash and cash equivalents at beginning of period	2,021	1,868	3,208	2,260

Cash and cash equivalents at end of period	2,104	2,263	2,104	2,263

Notes (forming part of the condensed consolidated financial statements)

1	Accounting policies

Basis of preparation

The information for the three and six months ended 30 September 2015 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instrument valuations are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in the annual consolidated financial statements for the year ended 31 March 2015.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2015, which were prepared in accordance with IFRS as adopted by the EU. There were no differences between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the group’s annual report for the year ended 31 March 2015.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2015, as described in those financial statements.

2	Exceptional item

A provision against the carrying value of inventory of £245 million has been recorded following the group’s assessment of the physical condition of the vehicles involved in the Tianjin explosion in August 2015. The process for finalising an insurance claim may take some months to conclude, so insurance and other potential recoveries will only be recognised in future periods when paid or confirmed and have not been recognised in this period.

Due to the size of the provision recorded the charge together with the associated tax impact has been disclosed as an exceptional item.

3	Research and development

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total research and development costs incurred	381	336	760	662
Research and development expensed	(75)	(62)	(139)	(115)

Development costs capitalised	306	274	621	547

Interest capitalised	16	29	36	59
Research and development expenditure credit	(18)	(13)	(36)	(26)

Total internally developed intangible additions	304	290	621	580

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2015	2014	2015	2014
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Finance income	8	12	18	23

Total finance income	8	12	18	23

Total interest expense on financial liabilities measured at amortised cost	(40)	(33)	(74)	(71)
Unwind of discount on provisions	(5)	2	(10)	6
Interest capitalised	16	30	37	60

Total finance expense (net)	(29)	(1)	(47)	(5)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.6% (six months ended 30 September 2014: 6.0%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
At beginning of period	11	8
Change in allowance during the period	—	3
Written off	(1)	—

At end of period	10	11

6	Other financial assets - current

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Advances and other receivables recoverable in cash	7	19
Derivative financial instruments	214	176
Accrued income	9	5
Other	15	14

Total current other financial assets	245	214

7	Inventories

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Raw materials and consumables	89	80
Work in progress	379	298
Finished goods	2,331	2,038

Total inventories	2,799	2,416

8	Other current assets

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Recoverable VAT	205	221
Prepaid expenses	120	106
Other	68	69

Total current other assets	393	396

Notes (continued)

9	Taxation

Recognised in the income statement

The income tax for the three and six month periods ended 30 September 2015 and 30 September 2014 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

The income tax credit/(expense) for the three and six month periods ended 30 September 2015 includes a tax credit on the exceptional item as highlighted in note 2 of £61 million.

10	Capital expenditure

Capital expenditure in the period was £704 million (6 month period to 30 September 2014: £755 million) on fixed assets and £705 million (6 month period to 30 September 2014: £641 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Current
Finance lease obligations	6	4
Interest accrued	22	25
Derivative financial instruments	402	697
Liability for vehicles sold under a repurchase arrangement	260	197
Other payables	6	—

	696	923

Non-current
Finance lease obligations	4	9
Derivative financial instruments	465	832
Other payables	1	1

	470	842

12	Provisions

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Current
Product warranty	409	426
Legal and product liability	52	50
Provisions for residual risk	5	4
Provision for environmental liability	5	5

Total current provisions	471	485

Non-current
Product warranty	572	585
Provision for residual risk	12	16
Provision for environmental liability	26	26
Other employee benefits obligations	5	12

Total non-current provisions	615	639

Notes (continued)

12	Provisions (continued)

	Six months ended	Year ended
	30 September 2015	31 March 2015
(£ millions)	(unaudited)	(audited)
Product warranty
Opening balance	1,011	881
Provision made during the period	200	562
Provision used during the period	(237)	(430)
Impact of discounting	10	17
Foreign currency translation	(3)	(19)

Closing balance	981	1,011

Legal and product liability
Opening balance	50	49
Provision made during the period	18	18
Provision used during the period	(15)	(17)
Foreign currency translation	(1)	—

Closing balance	52	50

Residual risk
Opening balance	20	15
Provision made during the period	2	5
Provision used during the period	(5)	—
Foreign currency translation	—	—

Closing balance	17	20

Environmental liability
Opening balance	31	21
Provision made during the period	1	10
Provision used during the period	(1)	—

Closing balance	31	31

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within one to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Liabilities for advances received	164	183
Deferred revenue	65	54
VAT	71	88
Others	51	49

Total current other liabilities	351	374

Notes (continued)

14	Interest bearing loans and borrowings

	30 September 2015	31 March 2015
As at (£ millions)	(unaudited)	(audited)
Short term borrowings
Bank loans	136	156

Short term borrowings	136	156

Long term borrowings
EURO MTF listed debt	2,345	2,381

Long term borrowings	2,345	2,381

Finance lease obligations	10	13

Total debt	2,491	2,550

15	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	400	400
Remeasurement of defined benefit obligation	—	—	435	435
Gain on effective cash flow hedges	—	669	—	669
Currency translation differences	(14)	—	—	(14)
Income tax related to items recognised in other comprehensive income	—	(133)	(87)	(220)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	118	—	118
Income tax related to items reclassified to profit or loss	—	(24)	—	(24)
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2015 (unaudited)	(376)	(280)	6,242	5,586

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2014 (audited)	(383)	539	4,040	4,196
Profit for the period	—	—	1,143	1,143
Remeasurement of defined benefit obligation	—	—	(194)	(194)
Gain on effective cash flow hedges	—	(412)	—	(412)
Currency translation differences	—	—	—	—
Income tax related to items recognised in other comprehensive income	—	81	39	120
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(158)	—	(158)
Income tax related to items reclassified to profit or loss	—	33	—	33
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2014 (unaudited)	(383)	83	4,878	4,578

Notes (continued)

16	Dividends

During the three months ended 30 September 2015, no ordinary share dividend was proposed and paid (three months to 30 September 2014: £nil).

During the six months ended 30 September 2015, an ordinary share dividend of £150 million was proposed and paid (six months to 30 September 2014: £150 million).

17	Employee benefits

Jaguar Land Rover Limited has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

	Six months ended	Year ended
	30 September 2015	31 March 2015
(£ millions)	(unaudited)	(audited)
Change in defined benefit obligation
Defined benefit obligation, beginning of the period	7,883	6,053
Service cost	112	168
Interest cost	132	274
Actuarial (gains) / losses arising from:
- Changes in demographic assumptions	(36)	(20)
- Changes in financial assumptions	(828)	1,454
- Experience adjustments	96	101
Prior service costs	—	1
Foreign currency translation	—	—
Member contributions	1	2
Benefits paid	(79)	(149)
Other adjustments	—	(1)

Defined benefit obligation at end of period	7,281	7,883

Change in plan assets
Fair value of plan assets at beginning of the period	6,997	5,382
Interest income	116	246
Remeasurement (loss) / gain on the return of plan assets, excluding amounts included in interest income	(328)	1,178
Administrative expenses	(4)	(8)
Foreign currency translation	—	1
Employer’s contributions	12	346
Members contributions	1	2
Benefits paid	(79)	(149)
Other adjustments	—	(1)

Fair value of plan assets at end of period	6,715	6,997

Amount recognised in the balance sheet consist of
Present value of defined benefit obligations	(7,281)	(7,883)
Fair value of plan assets	6,715	6,997
Restriction on asset and onerous obligation	(6)	(1)

Net liability	(572)	(887)

Non-current liabilities	(572)	(887)

Notes (continued)

17	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Six months ended 30 September 2015 (unaudited)	Year ended 31 March 2015 (audited)
Discount rate	3.9%	3.4%
Expected rate of increase in compensation level of covered employees	3.6%	3.6%
Inflation increase	3.1%	3.1%

For the valuation at 30 September 2015 and 31 March 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115 percent has been used for the Jaguar Pension Plan, 110 percent for the Land Rover Pension Scheme, and 105 percent for males and 90 percent for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections and an allowance for long-term improvements of 1.25 percent per annum.

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £15 million (31 March 2015: £11 million) against the Company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other taxes and dues

The group had no significant tax matters in dispute at 30 September 2015 or 31 March 2015 where a potential loss was considered possible.

During the year ended 31 March 2015, the group’s Brazilian subsidiary received a demand for £27 million in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £805 million (31 March 2015: £814 million) and £32 million (31 March 2015: £nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £630 million (31 March 2015: £642 million) to purchase minimum or fixed quantities of material.

Inventory of £nil (31 March 2015: £nil) and trade receivables with a carrying amount of £136 million (31 March 2015: £156 million) and property, plant and equipment with a carrying amount of £nil (31 March 2015: £nil) and restricted cash with a carrying amount of £nil (31 March 2015: £nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £nil (31 March 2015: £nil).

Notes (continued)

19	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the group:

As at (£ millions)	30 September 2015 (unaudited)	31 March 2015 (audited)
Short term debt	142	160
Long term debt	2,349	2,390

Total debt*	2,491	2,550

Equity	7,254	6,040

Total capital (debt and equity)	9,745	8,590

*	Total debt includes finance lease obligations of £10 million (31 March 2015: £13 million).

20	Related party transactions

The group’s related parties principally consist of Tata Sons Limited., subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Six months ended 30 September (£ millions)	With joint ventures of the group	2015 (unaudited) With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the group	2014 (unaudited) With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	153	—	21	7	—	35
Purchase of goods	—	—	45	—	—	—
Services received	7	69	50	—	42	39
Services rendered	20	—	—	8	—	—
Trade and other receivables	56	—	32	25	—	25
Accounts payable	—	7	32	—	21	22
Dividend paid	—	—	150	—	—	150

Compensation of key management personnel

Six months ended 30 September (£ millions)	2015 (unaudited)	2014 (unaudited)
Key management personnel remuneration	7	13

JAGUAR LAND ROVER
JAGUAR LAND ROVER
RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2015
6 NOVEMBER 2015

DISCLAIMER JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
- Q2 FY16 represents the 3 month period from 1 July 2015 to 30 September 2015
- Q2 FY15 represents the 3 month period from 1 July 2014 to 30 September 2014
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from unconsolidated Chinese joint venture.

PARTICIPANTS JAGUAR LAND ROVER
Kenneth Gregor
CFO Jaguar Land Rover
Bennett Birgbauer
Treasurer Jaguar Land Rover
C. Ramakrishnan
Group CFO Tata Motors

AGENDA JAGUAR LAND ROVER
Financial performance for the quarter 5
Other developments 16
October 2015 retail volumes 18
Closing Q&A 21

JAGUAR LAND ROVER
FINANCIAL PERFORMANCE
Q2 FY16

Q2 FY16 FINANCIAL RESULTS
REFLECTS CHINA MIX, FX REVAL AND EXCEPTIONAL ITEM JAGUAR LAND ROVER
Retail volumes 110,200, down slightly 0.5%, with Jaguar up 15.3% and Land Rover down 3.9%.
Revenue £4,831m, up slightly £23m.
EBITDA £589m (12.2% margin) and PBT £88m before an exceptional charge of £245m for the Tianjin port explosion, compared to EBITDA of £933m and PBT of £609m previous year.
After the exceptional charge, loss after tax was £92m.
Free cash flow £(225)m after investment of £775m.
Cash and deposits £2,960m and 5 year undrawn revolving credit facility £1,870m.

KEY FINANCIAL METRICS JAGUAR LAND ROVER
Quarter ended 30 September
6 months ended 30 September
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
Retail volumes (‘000 units)* 110.2 110.8 (0.6) 225.1 226.4 (1.3)
Wholesale volumes (‘000 units)* 111.2 104.0 7.2 221.8 219.1 2.7
Revenues 4,831 4,808 23 9,833 10,161 (328)
EBITDA ** 589 933 (344) 1,410 2,020 (610)
EBITDA % 12.2% 19.4% (7.2 ppt) 14.3% 19.9% (5.6 ppt)
Profit before tax and exceptional item 88 609 (521) 726 1,533 (807)
Exceptional item (245) - (245) (245) - (245)
Profit/(loss) before tax and after exceptional item (157) 609 (766) 481 1,533 (1,052)
Profit/(loss) after tax and exceptional item (92) 450 (542) 400 1,143 (743)
Free cash flow (before financing) (225) 497 (722) (1,043) 502 (1,545)
Cash 2,960 3,753 (793) 2,960 3,753 (793)
*Retail volume data includes and wholesale volume excludes sales from unconsolidated Chinese joint venture
**EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, exceptional item and unrealised FX and commodity hedges

RETAIL VOLUMES BY GEOGRAPHY Q2 FY16
US, UK AND EUROPE UP; CHINA AND OVERSEAS DOWN JAGUAR LAND ROVER
Units in ‘000 UK Up 9% 22.2 17.4 4.8
Q2 FY15 24.2 16.1 8.1
Q2 FY16 North America Up 23% 17.6 13.7 3.9
Q2 FY15 21.7 18.0 3.7
Q2 FY16 China Down (32)% 29.8 24.1 5.7
Q2 FY15 20.1 5.1* 12.5 2.6
Q2 FY16 Q2 FY16
Overseas, 19% UK, 22% North America, 20% China Region, 18%
Europe (ex. Russia), 21% 110,200 Units Europe Up 34% 17.2 15.0 2.3
Q2 FY15 23.1 17.9 5.2
Q2 FY16 Overseas Down (12)% 24.0 21.0 3.0
Q2 FY15 21.0 17.9 3.1
Q2 FY16 Q2 FY15
Overseas, 22%
UK, 20%
North America, 16%
China Region, 27%
Europe (ex. Russia), 16%
110,781 Units
* Total volumes includes sales from Chery Jaguar Land Rover – 5,084 units

RETAIL VOLUMES BY CARLINE Q2 FY16
STRONG SALES OF NEW XE AND DISCOVERY SPORT JAGUAR LAND ROVER
Units in ‘000
Jaguar - Q2 FY15 vs Q2 FY16
Up 15%
F-TYPE
XK
XJ
XF
XE
0.9
-
19.6
3.2
4.4
11.2
Q2 FY15
0.1
22.6
2.9 2.7 7.6 9.3
Q2 FY16
Land Rover - Q2 FY15 vs Q2 FY16
Down (4)%
91.1
13.5
19.4
29.2
10.7
-
14.2
4.0
Q2 FY15
87.6
12.6
19.2
21.7
10.3
18.0
5.6
Q2 FY16
Range Rover
Range Rover
Sport
Range Rover
Evoque
Discovery
Discovery
Sport
Freelander
Defender
* Total volumes includes sales from Chery Jaguar Land Rover – 5,084 units

Q2 FY16 PROFITS YEAR ON YEAR JAGUAR LAND ROVER
Revenue of £4,831m, up slightly £23m – higher wholesale volumes with strong sales in UK, US and Europe (particularly Discovery Sport and XE), offset by softer sales in China.
EBITDA of £589m (12.2% margin), down £344m from Q2 FY15, comprising:
Less favourable sales mix offset partially by higher wholesale volume.
Higher manufacturing and launch costs.
Unfavourable FX revaluation, primarily Euro payables (£80m).
PBT £88m, down £521m before exceptional item, reflecting:
Lower EBITDA.
Higher depreciation and amortisation (up £121m) and finance expense (up £30m).
Unfavourable revaluation of foreign currency debt and mark to market of unrealised FX and commodity hedges not eligible for hedge accounting under IAS 39 (up £29m).
After the exceptional charge of £245m for the Tianjin explosion, loss before tax of £157m and after tax of £92m.

TIANJIN PORT EXPLOSION JAGUAR LAND ROVER
Circa 5,800 cars with a consolidated inventory value of £245m stored at the port in August.
Many of these vehicles were destroyed or damaged.
One-time exceptional charge of £245m booked in Q2 FY16.
Insurance and other potential recoveries may take some months to conclude, so will only be recognized in future periods when paid or confirmed and have not been recognized in this period.

DIESEL TECHNOLOGY JAGUAR LAND ROVER
Jaguar Land Rover does not use any emissions defeat devices or software.
Diesel technology is a key enabler to fulfil CO2 and other emission targets worldwide.
All our EU6 diesel engines, including our new Ingenium engines, use emissions after-treatment based on Selective Catalytic Reduction (SCR) to support meeting emissions targets worldwide.
Jaguar Land Rover supports a move to Worldwide Harmonized Light Vehicles Test Procedure (WLTP), including the planned introduction of real driving emissions (RDE) in 2017.

INCOME STATEMENT JAGUAR LAND ROVER
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
Revenues 4,831 4,808 23 9,833 10,161 (328)
Material and other cost of sales (2,916) (2,904) (12) (5,822) (6,203) 381
Employee costs (539) (463) (76) (1,091) (892) (199)
Other (expense) /Income(1) (1,093) (782) (311) (2,131) (1,593) (538)
Product development costs capitalised 306 274 32 621 547 74
EBITDA 589 933 (344) 1,410 2,020 (610)
Depreciation and amortisation (365) (244) (121) (683) (478) (205)
Debt/unrealised hedges MTM(2) (114) (85) (29) 35 (15) 50
Net finance (expense) / income and other (21) 9 (30) (29) 16 (45)
Share of profit / (loss) from Joint Venture (1) (4) 3 (7) (10) 3
Profit before tax and exceptional item 88 609 (521) 726 1,533 (807)
Exceptional item (245) - (245) (245) - (245)
Profit / (loss) before tax after exceptional item (157) 609 (766) 481 1,533 (1,052)
Income tax expense 65 (159) 224 (81) (390) 309
Profit / (loss) after tax and exceptional item (92) 450 (542) 400 1,143 (743)
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt

CONSOLIDATED CASH FLOW
INVESTMENT LARGELY FUNDED BY EBITDA JAGUAR LAND ROVER
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
EBITDA 589 933 (344) 1,410 2,020 (610)
Working capital changes and other (75) 327 (402) (960) (39) (921)
Tax paid (48) (71) 23 (105) (172) 67
Cash flow from operations 466 1,189 (723) 345 1,809 (1,464)
Investment in fixed and intangible assets (700) (701) 1 (1,412) (1,330) (82)
Other (including finance income) 9 9 - 24 23 1
Free cash flow (before financing) (225) 497 (722) (1,043) 502 (1,545)
Changes in debt (27) (13) (14) (22) (9) (13)
Finance expenses and fees (50) (41) (9) (75) (67) (8)
Dividends paid - - - (150) (150) -
Net change in cash & financial deposits (302) 443 (745) (1,290) 276 (1,566)

FINANCING STRUCTURE
STRONG LIQUIDITY JAGUAR LAND ROVER
Quarter ended 30 September
(£ millions, unless stated) 2015 2014 Change
Cash and cash equivalents 2,104 2,263 (159)
Financial deposits 856 1,490 (634)
Cash and financial deposits 2,960 3,753 (793)
Undrawn 5 years revolving credit facilities 1,870 1,325 545
Total liquidity 4,830 5,078 (248)
Total equity 7,254 6,246 1,008
Total debt2 (2,491) (2,048) (443)
Net cash 469 1,705 (1,236)
Total debt/EBITDA1 0.7x 0.5x 0.2x
Total debt/equity 0.3x 0.3x 0.0x
1) EBITDA stated on a rolling 12 month basis
2) Total debt includes outstanding bonds, short term financing and finance leases

RECENT AND UPCOMING PRODUCT PIPELINE
EXCITING NEW PRODUCTS TO DRIVE GROWTH JAGUAR LAND ROVER
Discovery Sport – launched Feb 15 XE – Launched May 15 (US in 2016) Evoque 16MY – Launched Aug 15
All new lightweight XF – Launched Sep 15 XJ 16MY – Launching Q3 FY16 F-PACE – Launching in 2016

THE NEW JAGUAR F-PACE
UNVEILED AT FRANKFURT MOTORSHOW - ON SALE IN 2016 JAGUAR LAND ROVER

RETAIL VOLUMES BY GEOGRAPHY
OCTOBER SALES 41,553 units up 24% JAGUAR LAND ROVER
Units in ‘000
UK
Up 40%
5.7
4.5
1.2
Oct FY15
8.0
6.1
1.9
Oct FY16
North America
Up 74%
5.2
4.1
1.1
Oct FY15
9.0
7.9
1.1
Oct FY16
China
Up 9%
7.5
6.1
1.4
Oct FY15
8.1
1.9*
4.8
1.4
Oct FY16
Oct FY16
Overseas, 19%
UK, 19%
North America, 22%
China Region, 20%
Europe (ex. Russia), 21%
41,553 Units
Europe
Up 24%
7.0
6.2
0.8
Oct FY15
8.6
6.7
1.9
Oct FY16
Overseas
Down (5)%
8.2
7.3
1.0
Oct FY15
7.8
6.6
1.2
Oct FY16
Oct FY15
Overseas, 25%
UK, 17%
North America, 15%
China Region, 22%
Europe (ex. Russia), 21%
33,512 Units
* Total volumes includes sales from Chery Jaguar Land Rover – 1,859 units

RETAIL VOLUMES BY CARLINE
OCTOBER SALES 41,553 units up 24% JAGUAR LAND ROVER
Units in ‘000
Jaguar - Oct FY15 vs Oct FY16
Up 39%
F-TYPE
XK
XJ
XF
XE
0.2
-
5.4
0.9
1.2
3.1
Oct FY15
0.0
7.5
0.9
0.9
2.2
3.5
Oct FY16
Land Rover - Oct FY15 vs Oct FY16
Up 21%
28.1
4.4
5.3
9.4
3.1
0.0
4.2
1.7
Oct FY15
0.0
34.1
5.4
7.5
7.7
4.4
7.2
2.0
Oct FY16
Range Rover
Range Rover
Sport
Range Rover
Evoque
Discovery
Discovery
Sport
Freelander
Defender
* Total volumes includes sales from Chery Jaguar Land Rover – 1,859 units

LOOKING AHEAD
NEW PRODUCTS EXPECTED TO DRIVE GROWTH JAGUAR LAND ROVER
Jaguar Land Rover remains focused on:
Building on the successful launches of the new Discovery Sport, the new Jaguar XE, all new Jaguar XF and 16 Model Year Evoque.
Launching the 16 Model Year Jaguar XJ in Q3 FY16, the Evoque Convertible by Q4 FY16, and the Jaguar F-PACE soon after in 2016.
These new products are expected to drive profitable volume growth in 2015/16 and position the company to deliver a solid second half. Although, as previously indicated, EBITDA margins for fiscal 2015/16 are expected to be lower than the high levels in 2014/15 reflecting model mix and launch costs associated with new products, launch and reporting effects of the China JV and more mixed economic conditions particularly in China.
JLR plans to continue to execute its successful growth strategy, investing in more new products, powertrains, technologies and manufacturing capacity in the UK and overseas.
Generating strong operating cash flow to support our continuing investment in the Business estimated at £3.5bn or more in FY16.

JAGUAR LAND ROVER
Q&A
KENNETH GREGOR
CFO, JAGUAR LAND ROVER

JAGUAR LAND ROVER
Thank You
Kenneth Gregor
CFO, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors
Bennett Birgbauer
Treasurer, Jaguar Land Rover
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com
Jaguar Land Rover
Abbey Road, Whitley, Coventry
CV3 4LF
Jaguarlandrover.com

JAGUAR LAND ROVER
ADDITIONAL SLIDES

PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS JAGUAR LAND ROVER
Quarter ended 30 September
6 months ended 30 September
(£ millions, unless stated)
2015 2014 Change
2015 2014 Change
R&D expense
Capitalised 306 274 32 621 547 74
Expensed 75 62 13 139 115 24
Total R&D expense 381 336 45 760 662 98
Investment in tangible and other intangible assets
394 427 (33) 791 783 8
Total product and other investment
775 763 12 1,551 1,445 106
Capital investment as % of revenue
16% 16% 0.2 ppt 16% 14% 1.6 ppt
Of which capitalised
700 701 (1) 1,412 1,330 82

WHOLESALE VOLUMES BY GEOGRAPHY Q2 FY16
STRONG SALES OF NEW XE AND DISCOVERY SPORT JAGUAR LAND ROVER
Units in ‘000
Jaguar - Q2 FY15 vs Q2 FY16
Up 22%
F-TYPE
XK
XJ
XF
XE
2.7
0.6
3.9
17.8
10.6
Q2 FY15
2.8
0.0
1.6
21.7
4.9
12.4
Q2 FY16
Land Rover - Q2 FY15 vs Q2 FY16
Up 4%
86.2
13.1
18.0
27.7
10.4
-
12.8
4.2
Q2 FY15
0.6
89.5
13.6
21.1
17.3
11.3
20.3
5.3
Q2 FY16
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
* Total volumes excludes sales from Chery Jaguar Land Rover – 5,585 units

WHOLESALE VOLUMES BY CARLINE Q2 FY16
US, UK, EUROPE, OVERSEAS UP; CHINA DOWN JAGUAR LAND ROVER
Units in ‘000
UK Up 30%
21.2 16.8 4.4
Q2 FY15
27.5 19.4 8.1
Q2 FY16
North America Up 65%
15.4 12.7 2.7
Q2 FY15
25.4 23.0 2.4
Q2 FY16
China Down (47)%
28.0 22.5 5.5
Q2 FY15
15.0 12.4 2.6
Q2 FY16
Q2 FY16
Overseas, 21%
UK, 25%
North America, 23%
China Region, 13%
Europe (ex. Russia), 18%
111,160 Units
Europe Up 20%
16.7 14.5 2.2
Q2 FY15
20.0 14.5 5.6
Q2 FY16
Overseas
Up 3%
22.7 19.7 3.0
Q2 FY15
23.3 20.2 3.0
Q2 FY16
Q2 FY15
UK, 20%
North America, 15%
China Region, 27%
Overseas, 22%
Europe (ex. Russia), 16%
103,975 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – 5,585 units

RETAIL VOLUMES BY CARLINE - YTD
STRONG SALES OF NEW XE AND DISCOVERY SPORT JAGUAR LAND ROVER
Units in ‘000
Jaguar - H1 FY15 vs H1 FY16
Up 4%
F-TYPE
XK
XJ
XF
XE
1.8
39.2
6.5
8.8
22.1
H1 FY15
0.2
40.8
6.1
5.8
16.4
12.2
H1 FY16
Land Rover - H1 FY15 vs H1 FY16
Down (2)%
187.2
26.2
40.0
61.4
21.0
-
30.5
8.0
H1 FY15
0.2
184.4
27.2
40.3
49.2
21.5
35.0
11.0
H1 FY16
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
* Total volumes includes sales from Chery Jaguar Land Rover – 10,388 units

RETAIL VOLUMES BY GEOGRAPHY – YTD
US, UK, EUROPE UP; CHINA, OVERSEAS DOWN JAGUAR LAND ROVER
Units in ‘000
UK Up 14%
41.0 31.9 9.1
H1 FY15
46.9 33.9 13.0
H1 FY16
North America
Up 18%
36.2 28.3 7.9
H1 FY15
42.7 35.1 7.6
H1 FY16
China
Down (33)%
62.7 51.1 11.6
H1 FY15
42.1 10.4* 25.9 5.8
H1 FY16
H1 FY16
Overseas, 18%
UK, 21%
North America, 19%
China Region, 19%
Europe (ex. Russia), 23%
225,105 Units
Europe
Up 30%
39.8 35.2 4.7
H1 FY15
52.0 43.2 8.7
H1 FY16
Overseas
Down (11)%
46.6 40.7 5.9
H1 FY15
41.4 35.8 5.6
H1 FY16
H1 FY15
Overseas, 21%
UK, 18%
North America, 16%
China Region, 28%
Europe (ex. Russia), 18%
226,377 Units
* Total volumes includes sales from Chery Jaguar Land Rover – 10,388 units

WHOLESALE VOLUMES BY CARLINE – YTD
STRONG SALES OF NEW XE AND DISCOVERY SPORT JAGUAR LAND ROVER
Units in ‘000
Jaguar - H1 FY15 vs H1 FY16
Up 15%
F-TYPE
XK
XJ
XF
XE
1.8
37.4
6.5
8.3
20.8
H1 FY15
0.1
42.9
6.6
4.8
13.8
17.6
H1 FY16
Land Rover - H1 FY15 vs H1 FY16
Down (2)%
181.8
26.9
37.6
59.4
20.5
-
29.1
8.3
H1 FY15
1.1
178.9
27.4
40.7
40.1
21.7
36.7
11.3
H1 FY16
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
* Total volumes excludes sales from Chery Jaguar Land Rover – 9,389 units

WHOLESALE VOLUMES BY GEOGRAPHY – YTD
US, UK, EUROPE UP; CHINA, OVERSEAS DOWN JAGUAR LAND ROVER
Units in ‘000
UK Up 23%
39.5 31.0 8.5
H1 FY15
48.7 34.0 14.7
H1 FY16
North America Up 42%
33.5 27.3 6.2
H1 FY15
47.5 40.5 7.0
H1 FY16
China Down (50)%
62.1 49.8 12.3
H1 FY15
30.9 25.8 5.2
H1 FY16
H1 FY16
Overseas, 19%
UK, 22%
North America, 21%
China Region, 14%
Europe (ex. Russia), 24%
221,808 Units
Europe Up 39%
37.6 33.1 4.5
H1 FY15
52.1 41.8 10.3
H1 FY16
Overseas Down (9)%
46.5 40.6 5.9
H1 FY15
42.5 36.9 5.7
H1 FY16
H1 FY15
Overseas, 21%
UK, 18%
North America, 15%
China Region, 28%
Europe (ex. Russia), 17%
219,131 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – 9,389 units